February 10, 2003

FILED VIA SEDAR

British Columbia Securities Commission	Alberta Securities Commission

Vancouver, British Columbia	Calgary Alberta

Dear Sirs:

Re: Avino Silver & Gold Mines Ltd. (the “Company”) — Annual Information Form (“AIF”)

I am the author of the Geological Report titled “Technical Report on the Aumax Property, dated November 28, 2002 and I have read the description of the Aumax Property under the heading “Narrative Description of Business” set out in the AIF of the Company dated February, 2003.

I have read the Annual Information Form and confirm that:

(a)	I have no reason to believe that there are any misrepresentations in the information contained in the AIF derived from my Report or that is within my knowledge as a result of the investigations and enquiries made by me in connection with the preparation of the Report; and

(b)	the section in the AIF headed “Narrative Description of Business”, as it relates to the Aumax Property fairly summarizes this property and omits no material information contained in the Report;

(c)	I consent to the use of the disclosure set out in the AIF which is derived from my report.

This letter is solely for your information in connection with the filing of the Company’s AIF, and is not to be used, circulated, quoted or otherwise referred to for any other purpose, including but not limited to the purchase or sale of securities

Yours truly,

“J. Wayne Pickett”

J. Wayne Pickett, M.Sc., P. Geo. (NF, BC)